SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                           (Amendment No. _________)

                            SK REALTY VENTURES, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   78440Y109
                                 (CUSIP NUMBER)

                                  Engin Yesil
                     Core Development Holdings Corporation
                              1080 NW 163rd Drive
                             Miami Beach, FL 33169
                                 (305) 430-9113

                                with a copy to:
                             Joseph Cannella, Esq.
                             Eaton & Van Winkle LLP
                           3 Park Avenue, 16th Floor
                            New York, New York 10016
                     -------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 27, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

------------------- ------------------------------------------------------------
        1           NAMES OF REPORTING PERSON:

                    Engin Yesil

                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (SEE INSTRUCTIONS):
                    (a) |X|
                    (b) |_|
------------------- ------------------------------------------------------------
        3           SEC USE ONLY:
------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
------------------- ------------------------------------------------------------
        5           CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e):                          |_|
------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:

                    United States of America
-------------------------- ---------- ------------------------------------------
                               7      SOLE VOTING POWER: 0
NUMBER OF SHARES           ---------- ------------------------------------------
BENEFICIALLY OWNED BY          8      SHARED VOTING POWER: 4,000,000*
EACH REPORTING PERSON      ---------- ------------------------------------------
WITH                           9      SOLE DISPOSITIVE: 0
                           ---------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER: 4,000,000*
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON: 4,000,000
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (SEE INSTRUCTIONS): ?
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.36%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
------------------- ------------------------------------------------------------



* Owned by Core Development Holdings Corporation ("Core Development"). Mr. Yesil is the owner of 100% of the outstanding capital stock of Core Development.

                                Page 2 of 8 Pages

------------------ -------------------------------------------------------------
        1          NAMES OF REPORTING PERSON:

                   Core Development Holdings Corporation

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   65-0707693
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (SEE INSTRUCTIONS):

                   (a) |X|
                   (b) |_|
------------------ -------------------------------------------------------------
        3          SEC USE ONLY:
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
------------------ -------------------------------------------------------------
        5          CHECK IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e):                           |_|
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Florida
------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER: 0
NUMBER OF SHARES          -------- ---------------------------------------------
BENEFICIALLY OWNED BY     8        SHARED VOTING POWER: 4,000,000*
EACH REPORTING PERSON     -------- ---------------------------------------------
WITH                      9        SOLE DISPOSITIVE: 0
                          -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER: 4,000,000*
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON: 4,000,000
------------------ -------------------------------------------------------------
       12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES (SEE INSTRUCTIONS):
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.36%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO
------------------ -------------------------------------------------------------



* Owned by Core Development Holdings Corporation ("Core Development"). Mr. Yesil is the sole member and manager of Core Development.

                                Page 3 of 8 Pages

Item 1.  SECURITY AND ISSUER:

         This statement relates to shares of common stock, $.0001 par value (the "Shares"), of SK Realty Ventures, Inc., a Nevada corporation (the "Company").

         The principal offices of the Company are located at 585 Stewart Avenue, Suite 760, Garden City, New York 11530.

Item 2.  IDENTITY AND BACKGROUND:

      (a.)  This statement is filed by:

            (i)   Engin Yesil, an individual ("Mr. Yesil").

            (ii) Core Development Holdings Corporation, a Florida corporation ("Core Development"), Mr. Yesil is the owner of 100% of the outstanding capital stock of Core Development..

         The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons". Each Reporting Person disclaims beneficial ownership of Shares held by each other Reporting Person.

      (b.)  The address of the business office of each Reporting Person is:

            (i) Mr. Yesil and Core Development is: 1080 NW 163rd Drive, Miami Beach, Florida, 33169

      (c.)  The principal business of each of the Reporting Persons is:

            Core Development, an entity formed by Mr. Yesil, is engaged in the real estate business.

            Mr. Yesil is self employed and engaged in the real estate business and the telecommunication business.

      (d.) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e.) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 4 of 8 Pages

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Core Development acquired the Shares with working capital provided by Mr. Yesil from his personal funds.

Item 4.  PURPOSE OF TRANSACTION:

         The Reporting Persons acquired beneficial ownership of the Shares to which this Schedule 13D relates for investment purposes. On July 27, 2007, Core Development acquired 4,000,000 Shares from Richard Miller. Such purchase was effected simultaneously with purchases by Canim, LLC and SKRV Holdings, LLC, which are unrelated persons controlled by Claudio Osorio and Eric Sheppard and Phillip Wolman, respectively. In connection with these purchases, an aggregate 77.37% of the Company's common stock was acquired, as described in the 8-K filed by the Company on August 1, 2007 and new officers and directors of the Company were appointed as described in the Form 8-K. The Company will likely engage in acquisitions and other investments in the real estate business to expand its operations. Such transactions may require financing which may in turn result in the issuance of additional debt or equity securities by the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

         The percentages used in this Item 5 are calculated based upon 13,625,240 Shares issued and outstanding as of May 21, 2007 as reported in the Company's Form 10-Q for the quarterly period ended March 31, 2007.

      (a.) The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth below:

---------------------------------------- --------------------------------- --------------------------------
Reporting Person                         Number of Shares Beneficially     Percent of Shares Outstanding
                                         Owned                             as of July 27, 2007
---------------------------------------- --------------------------------- --------------------------------
Engin Yesil                              4,000,000                         29.36%
---------------------------------------- --------------------------------- --------------------------------
Core Development Holdings Corporation    4,000,000                         29.36%
---------------------------------------- --------------------------------- --------------------------------

      (b.)  (i)   Mr. Yesil has the shared power to vote and to dispose of
                  4,000,000 shares with Core Development, of which he is the sole shareholder.

            (ii) Core Development Holdings Corporation has the shared power to vote and dispose of 4,000,000 shares with Mr. Yesil, its sole shareholder.

      (c.) Core Development acquired the Shares of common stock owned by it on July 27, 2007 from Richard Miller for $40,000. Core Development simultaneously paid outstanding company liabilities of $147,282.40.

                                Page 5 of 8 Pages

      (d.)  Not applicable.


      (e.)  Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         The information provided in Item 4. of this Schedule 13D in incorporated herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit A: Joint Filing Agreement

         Exhibit B: Stock Purchase Agreement























                                Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2007

                                       --------------------------------------
                                       Engin Yesil


                                       CORE DEVELOPMENT HOLDINGS
                                       CORPORATION

                                       By:
                                          -----------------------------------
                                       Name: Engin Yesil
                                       Title: President















                                Page 7 of 8 Pages

                                    Exhibit A

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13d-1 (k) (1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of amendments to such Schedule, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Date: August 6, 2007


                                       --------------------------------------
                                       Engin Yesil


                                       CORE DEVELOPMENT HOLDINGS
                                       CORPORATION

                                       By:
                                          -----------------------------------
                                       Name: Engin Yesil
                                       Title: President






                                Page 8 of 8 Pages